NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares (the “Common Shares” and the holders of the Common Shares, the (“Shareholders”)) of AuRico Gold Inc. (the “Company”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Friday, May 9, 2014, at 10:00 a.m. (Toronto time), in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2013, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.	Consider and, if deemed advisable, pass an ordinary resolution of Shareholders, confirming and ratifying the Company’s Advance Notice By-Law;

v.	Consider and, if deemed advisable, pass an ordinary resolution of Shareholders confirming and ratifying the amendments to the Company’s By-Law No. 1;

vi.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders confirming and ratifying the Company’s Amended and Restated Employee Share Purchase Plan to, among other things, replenish the common shares reserved for issuance under the plan and to specify amendments to the plan that would require shareholder approval;

vii.	Consider and, if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

viii.	Transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The accompanying management proxy circular (the “Circular”) forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting, including the text of the resolutions relating to the matters set forth in items iv. to vii. above.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on April 9, 2014 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario

April 9, 2014

By Order of the Board of Directors,

Alan R. Edwards
Chairman of the Board